U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Telus Corporation
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   (Last)                            (First)              (Middle)

3777 Kingsway
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                                    (Street)

Burnaby                         B.C., Canada                V5H 3Z7
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

August 20, 2000
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Issuer Name and Ticker or Trading Symbol

Clearnet Communications Inc. (CLNT)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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6.   If Amendment, Date of Original (Month/Day/Year)

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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person
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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Class A Non-Voting Shares                3,678,260                   D(1)
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

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Class B Shares           N/A        N/A       Class A Non-Voting Shares    2,751,110     N/A            D(1)
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Class C Subordinated
Voting Shares            N/A        N/A       Class A Non-Voting Shares    6,092,591     N/A            D(1)
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Class D Subordinated
Voting Shares            N/A        N/A       Class A Non-Voting Shares    7,790,741     N/A            D(1)
------------------------------------------------------------------------------------------------------------------------------------



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ James W. Peters                                             August 30, 2000
---------------------------------------------            -----------------------
**Signature of Reporting Person                                   Date
Name:  James W. Peters
Title: Executive Vice-President,
       Corporate Development and
       Corporate Affairs


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Explanation of Responses

(1) Telus Corporation ("Telus") is filing this form as a 10% Owner solely as a result of its shared dispositive power over 3,678,260 Class A Non-Voting Shares of Clearnet Communications Inc. ("Clearnet") and 275,111,000 Class B Shares of Clearnet, 6,092,591 Class C Shares of Clearnet, and 7,790,741 Class D Shares of Clearnet, convertible into, respectively, 2,751,110, 6,092,591 and 7,790,741 Class A Non-Voting Shares of Clearnet, pursuant to Lock-up Agreements dated as of August 20, 2000 among certain shareholders (the "Shareholder Parties") of Clearnet and Telus (the "Lock-up Agreements"). Pursuant to the Lock-up Agreements, the Shareholder Parties have agreed to tender the above referenced shares of Clearnet into the offers to be made by Telus pursuant to the Support Agreement between Telus and Clearnet dated August 20, 2000.